Exhibit 99.1

3Q22 Earnings Release

November 17, 2022
investors.stone.co

StoneCo Reports Third Quarter 2022 Results

Revenue of R$2,508 million, +71% year over year and above guidance of over R$2,400 million;

Adj EBT of R$211 million, significantly above guidance and +97% higher quarter over quarter;

Acceleration in net addition of MSMB clients to 248,000 in 3Q22

George Town, Grand Cayman, November 17, 2022 - StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”) today reports its financial results for its third quarter ended September 30, 2022.

“Dear Shareholders,

I am pleased to report to you that this quarter we had strong growth with market share gains, doubled our profits sequentially, accelerated net addition of clients and generated strong liquidity with improving Adjusted Net Cash balance. Our profitability recovery continues to gain more momentum.

On the top-line, we continued to perform well with nearly 71% year over year growth in our Total Revenue and Income, which was driven by 84% annual growth in our Financial Services segment and nearly 22% in our Software segment. We expected our growth to remain strong because we continue to see solid sales execution in our HUBs and Digital channels, successful cross-sales of new banking accounts and a rebound in our take rates. We were able to beat our top line guidance by about 4.5%, which I believe indicates that we had a good line of sight on our performance, and we were able to execute on our plan for the quarter.

On the bottom-line our earnings grew materially faster than we were expecting for the quarter because our repricing initiatives proved to be a little more successful than we were conservatively expecting internally, we gained some incremental operating leverage and our financial expenses as a percentage of our Total Revenue and Income began to normalize after an uptick in the second quarter (a positive trend we continue to see going forward). As a result, our Adjusted EBT of R$210.7 million was well ahead of our guidance for the quarter and our Adjusted EBT margin increased 380 basis points quarter-over-quarter to reach 8.4% in 3Q22. We expect to continue to increase our margins.

We keep focused and working hard to balance strong growth with increasing profitability, grow our banking platform, expand and integrate our Software business and rebuild our credit products. Overall, I think we had a good quarter and I am pleased with our results, but we still have plenty to do. Our performance so far in the fourth quarter continues to trend favorably and we expect our results to continue to improve as we position the business for 2023 and turn to a new chapter in Stone’s journey.

As we previously announced, I will become a Board member of StoneCo next year to focus my attention on developing key strategic and financial initiatives to drive the future expansion of the Company, and Pedro Zinner will join Stone’s executive team no later than March 31st, 2023 and will begin working closely with me and the management team in a transition period before taking on the CEO role. I have a deep trust in Pedro and I am excited to work with him and the team as we continue to evolve the business. I remain strongly committed to Stone as a partner and look forward to supporting the team in this new part of our journey”.

– Thiago Piau, CEO

Operating and Financial Highlights for 3Q22

Note about our non-IFRS Adjusted P&L metrics: following the partial sale of our stake in Banco Inter, from 2Q22 onwards we no longer adjust the financial expenses related to our bond, which may affect the comparability of our current adjusted results to our adjusted numbers prior to 2Q22. To allow for better understanding of our business performance trends, the tables in this Earnings Release make reference to our adjusted P&L metrics not adjusting for the bond expenses for all periods for comparability purposes. See table 16 for historical metrics with and without the bond adjustment.

MAIN CONSOLIDATED FINANCIAL METRICS

Table 1: Main Consolidated Financial Metrics

Main Consolidated Financial Metrics	3Q22	2Q22	3Q21	Δ y/y %	Δ q/q %
Total Revenue and Income (R$mn)	2,508.4	2,304.1	1,469.6	70.7%	8.9%
Adjusted EBITDA (R$mn)	1,153.7	1,057.4	473.3	143.7%	9.1%
Adjusted EBT (R$mn)	210.7	106.7	81.3	159.0%	97.4%
Adjusted Net Income (R$mn)	162.5	76.5	85.3	90.5%	112.4%
Adjusted Net Cash (R$mn)	3,104.2	2,754.4	2,802.7	10.8%	12.7%

•	Total Revenue and Income reached R$2,508.4 million in the quarter, 4.5% above our guidance of more than R$2,400.0 million. This represents an increase of 70.7% from R$1,469.6 million in the prior-year period. The increase in revenues was mainly a result of (i) 84.1% growth in our financial services platform revenues, that reached R$2,121.5 million and (ii) 21.6% growth in our software platform revenues, that reached R$366.2 million. Non-Allocated represented the remaining R$20.8 million in revenue. Financial services revenue growth was mostly a result of our performance in the MSMB segment, with strong TPV growth combined with increasing take rates. Our year over year software revenue growth was driven mostly by our software Core business performance.

•	Adjusted EBITDA up 9.1% quarter over quarter. Adjusted EBITDA in 3Q22 was R$1,153.7 million, up from R$473.3 million in 3Q21 and 9.1% higher quarter over quarter. Adjusted EBITDA Margin was slightly up sequentially to 46.0%, mainly due to efficiency gains in our costs and expenses, despite higher salesforce and marketing expenses.

•	Adjusted EBT[1] of R$210.7 million was ahead of our guidance of over R$125.0 million for the quarter, with adjusted EBT margin increasing 3.8 percentage points sequentially and reaching 8.4% in 3Q22. The better result compared to our guidance is mainly due to better-than-expected performance from our financial services solutions.

•	Adjusted Net Income[2] in 3Q22 was R$162.5 million with adjusted net margin of 6.5%, compared with R$76.5 million and a margin of 3.3% in 2Q22. This improvement was mostly related to (i) higher monetization of our MSMB clients, with a successful implementation of our pricing policy amid a changing interest rate environment, (ii) operating leverage in cost of services and (iii) lower financial expenses mainly as a result of a lower and more normalized duration of receivables sold to fund the prepayment business and the use of our own cash to pay down debt, which reduces financial expenses.

•	Adjusted Net Cash was R$3,104.2 million in 3Q22, R$349.8 million higher compared with 2Q22, mostly explained by: (i) a cash net income of R$391.9 million, which is our net income plus non-cash income and expenses as reported in our statement of cash flows; (ii) R$67.8 million of net collections from our credit business and (iii) R$201.1 million of taxes payable and recoverable taxes. These factors were partially offset by (iv) -R$109.3 million of capex, (v) -R$140.3 million of interest and income tax paid, and (vi) -R$20.8 million from M&A. Other effects negatively contributed with R$40.6 million.

1 See table 16 for historical metrics with and without the bond adjustment.

2 See table 16 for historical metrics with and without the bond adjustment.

SEGMENT REPORTING

Starting 1Q22, we report our financial and operating metrics in two segments, Financial Services and Software, and non-allocated activities comprised of non-strategic businesses. Note that our segment reporting is performed on an adjusted basis, adjusting for items such as the mark-to-market expenses related to Banco Inter investment, amortization of fair value adjustments on acquisitions, among other factors.

Financial Services: comprised of our financial services solutions serving both MSMBs and Key Accounts, which includes mainly our payments solutions, digital banking, credit and our registry business TAG.

Software: comprised of two main fronts, namely: (i) Core, which includes POS/ERP solutions, TEF and QR Code gateways, reconciliation and CRM and (ii) Digital, which includes OMS, e-commerce platform, engagement tools, ads solution and marketplace hub. The remaining results of the Linx Pay legacy business are accounted for in both Core and Digital revenues and costs.

Below, we provide our main financial metrics broken down into our two reportable segments.

Table 2: Financial metrics by segment

Segment Reporting (R$mn Adjusted)	3Q22	% Rev[3]	2Q22	% Rev[3]	3Q21	% Rev	Δ y/y %	Δ q/q %
Total Revenue and Income	2,508.4	100.0%	2,304.1	100.0%	1,469.6	100.0%	70.7%	8.9%
Financial Services	2,121.5	100.0%	1,932.6	100.0%	1,152.5	100.0%	84.1%	9.8%
Software	366.2	100.0%	350.7	100.0%	301.1	100.0%	21.6%	4.4%
Non-Allocated	20.8	100.0%	20.8	100.0%	16.0	100.0%	29.8%	0.2%
Adjusted EBITDA	1,153.7	46.0%	1,057.4	45.9%	473.3	32.2%	143.7%	9.1%
Financial Services	1,098.6	51.8%	1,020.6	52.8%	457.4	39.7%	140.2%	7.6%
Software	54.8	15.0%	53.2	15.2%	20.0	6.6%	174.4%	3.0%
Non-Allocated	0.3	1.4%	(16.5)	(79.1%)	(4.1)	(25.3%)	n.m	n.m
Adjusted EBT	210.7	8.4%	106.7	4.6%	81.3	5.5%	159.0%	97.4%
Financial Services	177.6	8.4%	84.0	4.3%	104.3	9.1%	70.2%	111.3%
Software	33.7	9.2%	40.0	11.4%	(11.6)	(3.9%)	n.m	(15.7%)
Non-Allocated	(0.6)	(2.7%)	(17.3)	(83.0%)	(11.4)	(70.9%)	n.m	n.m

3 Margins are calculated by dividing by the revenue of each segment.

FINANCIAL SERVICES SEGMENT PERFORMANCE HIGHLIGHTS

Table 3: Financial Services Main Operating and Financial Metrics

Main Financial Services Metrics	3Q22	2Q22	3Q21	Δ y/y %	Δ q/q %
Financial Metrics (R$mn)
Total Revenue and Income	2,121.5	1,932.6	1,152.5	84.1%	9.8%
Adjusted EBITDA	1,098.6	1,020.6	457.4	140.2%	7.6%
Adjusted EBT	177.6	84.0	104.3	70.2%	111.3%
Adjusted EBT margin (%)	8.4%	4.3%	9.1%	(0.7 p.p.)	4.0 p.p.

TPV (R$bn)	93.3	90.7	75.0	24.5%	2.9%
MSMB	74.7	69.9	51.6	44.7%	6.9%
Key Accounts	18.6	20.9	23.4	(20.3%)	(10.7%)

Monthly Average TPV MSMB ('000)	11.2	11.8	14.4	(22.6%)	(5.5%)

Active Payments Client Base ('000)[5]	2,372.1	2,122.3	1,388.4	70.9%	11.8%
MSMB[5]	2,314.4	2,066.4	1,336.1	73.2%	12.0%
Key Accounts	64.3	61.2	56.1	14.7%	5.1%

Net Adds ('000)[5]	249.8	196.1	293.8	(15.0%)	27.4%
MSMB[5]	248.0	195.5	290.3	(14.6%)	26.8%
Key Accounts	3.1	1.0	4.4	(30.2%)	206.9%

Take Rate
MSMB	2.21%	2.09%	1.66%	0.54 p.p.	0.11 p.p.
Key Accounts	0.95%	0.86%	0.62%	0.33 p.p.	0.09 p.p.

MSMB Banking
Active Banking Client Base ('000)	561.2	526.1	422.5	32.8%	6.7%
Total Accounts Balance (R$mn)	2,653.1	2,317.8	1,287.1	106.1%	14.5%
Stone Card TPV (R$mn)	542.8	531.6	415.8	30.5%	2.1%
Banking ARPAC[4]	43.6	39.0	18.3	139.2%	11.8%

MSMB Credit
Portfolio (R$mn)	522.3	603.9	1,591.4	(67.2%)	(13.5%)
Credit Clients ('000)	35.5	44.7	102.4	(65.3%)	(20.4%)

•	Total Revenue and Income for Financial Services segment rose 84.1% year over year in 3Q22 to R$2,121.5 million. This growth was mostly a result of our performance in the MSMB segment, with strong year over year TPV and client base growth, in addition to increasing take rates. Furthermore, we continue to grow our banking solutions revenue, driven by both active client base growth and increase in ARPAC.

•	Adjusted EBT for Financial Services segment more than doubled sequentially in 3Q22 to R$177.6 million from R$84.0 million reported in 2Q22. Adjusted EBT margin for the segment was 8.4% in 3Q22, 4.0 percentage points higher sequentially from 4.3% in 2Q22. This margin improvement is mainly explained by (i) higher monetization of our MSMB clients, with a successful implementation of our pricing policy amid a changing interest rate environment, (ii) operating leverage in cost of services, and (iii) lower financial expenses, mainly as a result of a lower and more normalized duration of receivables sold to fund the prepayment business and the use of our own cash to pay down debt, which reduces financial expenses.

•	Consolidated TPV grew 24.5% year over year to R$93.3 billion in 3Q22, mainly related to growth in the MSMB segment.

4 ARPAC means average revenue per active client and considers our banking and insurance revenues divided by our active banking client base.

5 From 3Q22 onwards, does not include clients that use only TapTon.

•	Total Payments Active Client base reached 2.4 million[6], with total quarterly net addition of 249,800, higher than 196,100 in the previous quarter. In 3Q22, we continued to see positive addition of clients in all client tiers. We are not considering in our client base numbers clients that use exclusively our TapTon solution.

a.	MSMB – Balancing Growth and Profitability

•	MSMB active payment clients reached 2,314,400[7], representing client net additions of 248,000 in the quarter. Net additions were higher than 195,500 in the previous quarter. In 3Q22, we continued to see positive addition of clients in all MSMB client tiers.

•	MSMB TPV was R$74.7 billion, up 44.7% year over year, and above our guidance of between R$73.0 and R$74.0 billion. This increase was mainly a result of the growth in both MSMB active client base and average TPV per client within all client tiers.

•	Average monthly TPV per client in MSMB decreased 22.6% year over year and 5.5% quarter over quarter to R$11,200, due to the faster growth of our Ton product, which has lower average TPV compared to Stone and Pagar.me SMB products. Nevertheless, TPV per client grew in all client tiers.

•	MSMB Take Rate rose to 2.21% in 3Q22 from 2.09% in 2Q22, mainly a result of our continuous efforts in adjusting our commercial policy amid a changing interest rate environment, with stronger adjustments in 3Q22 compared with 2Q22, as well as continued growth in our banking business.

•	As a result of stronger adjustments in our commercial policy in 3Q22 after mild adjustments in 2Q22, both Stone and Ton products saw an increase in their revenues net of funding costs per client on a quarter over quarter and year over year basis.

•	Our banking ecosystem[8] continued to grow in 3Q22:

o	Our banking client base continues to increase sequentially, accelerating growth compared to 2Q22. Active Digital Banking Accounts reached 561,200, up 6.7% quarter over quarter and 32.8% year over year, as we continue to increase the activation of banking accounts within our payments client base. Meanwhile, average revenue per active client (ARPAC)[9] has increased 139.2% year over year and 11.8% quarter over quarter to reach R$43.6 per client per month. As we sell more banking into our Ton client base we expect to see a significant increase in our number of accounts, total accounts balance and overall banking revenues, although the average revenue per client should decrease, as micro-merchants have naturally smaller revenue contribution.

o	Total Accounts Balance reached R$2.7 billion, up 106.1% year over year or 14.5% quarter over quarter. The quarter over quarter growth is mainly due to an increase in the number of clients with balance and in average balance per client, which, combined with a higher CDI rate, contributed to an increase in the ARPAC of our banking platform.

6 From 3Q22 onwards, does not include clients that use only TapTon.

7 From 3Q22 onwards, does not include clients that use only TapTon.

8 Does not consider banking accounts from Pagar.me or Ton, except for Total Accounts Balance metric and Stone Card TPV.

9 Banking ARPAC includes card interchange fees, floating revenue, insurance and transactional fees.

o	Stone Card TPV[10] grew 30.5% year over year and 2.1% quarter over quarter to reach R$542.8 million.

•	Update on our Credit Business:

o	Our Legacy credit portfolio reached R$522.3 million in 3Q22, decreasing R$81.6 million from 2Q22. The decrease is mainly a result of a cash inflow of R$67.8 million in the quarter.

o	Of the R$522.3 million portfolio in 3Q22, we have a balance of R$472.7 million provisioned for bad debt. The fair value of the credit portfolio in our balance sheet in September was R$61.4 million, given that we expect to receive back interest still to be accrued. The R$472.7 million provisioned for bad debt compares with an NPL of R$480.5 million, implying a coverage ratio of 98%.

o	We have started testing our new credit product and more recently, in November 2022, Gregor Ilg, our new Head of Credit, has effectively joined our team. Our focus with the new credit product is to enhance our understanding of clients’ ability to pay on one hand, and, at the same time, enable our clients to better manage their cash flows when they use our credit solutions. Some examples of the elements we are currently testing in order to achieve this are: (i) we have increased the set of variables within our credit decision models, leveraging both internal and external data; (ii) we created a seamless and fully automated process that we expect to greatly improve our clients experience and provide them with the possibility to restructure their payment schedule whenever necessary; (iii) we are testing the ways in which we can leverage our proximity with clients through our agents in the hubs and customer relationship team to improve the overall credit lifecycle. We will start with a Working Capital and a Credit Card related product, but we expect to expand our portfolio to provide a broader set of products in the future. We will take a conservative approach given the credit cycle we are facing and expect to ramp up our credit client base in 2023.

b.	Key Accounts – Growth in Platform Services with Deprioritization of Sub-Acquiring Business

•	Platform Services TPV grew 63.2% year over year. Total Key Accounts TPV was R$18.6 billion, 20.3% lower year over year. This expected reduction resulted from the ongoing deprioritization of sub-acquirers, for which volumes decreased 56.2%, partially offset by a 63.2% increase in TPV from Platform Services, which reached R$11.5 billion and includes volumes from the upsell of our payments offering to the Linx client base.

•	Key Accounts Take Rate of 0.95%. Key Accounts take rate was 0.95% in 3Q22, higher than 0.86% in 2Q22. This increase is mainly a result of (i) lower representation of sub-acquirers, which have lower take rates compared to platform clients and (ii) higher prices from both MDRs and the effect of higher CDI rates, which directly affect prepayment prices from larger clients. These factors were partially compensated by lower take rates within our sub-acquiring clients.

10 Volumes related to prepaid cards issued by Stone.

SOFTWARE PERFORMANCE HIGHLIGHTS

Table 4: Software Main Operating and Financial Metrics

Main Software Metrics	3Q22	2Q22	3Q21	Δ y/y %	Δ q/q %
Financial Metrics (R$mn)
Total Revenue and Income	366.2	350.7	301.1	21.6%	4.4%
Adjusted EBITDA	54.8	53.2	20.0	174.4%	3.0%
Adjusted EBITDA Margin	15.0%	15.2%	6.6%	8.3 p.p.	(0.2 p.p.)
Adjusted EBT	33.7	40.0	(11.6)	n.m	(15.7%)

•	Total Revenue and Income for Software grew 21.6% year over year in 3Q22 to R$366.2 million. This growth is mainly a result of our Core business performance, which was driven by both (i) organic growth from higher number of POS/ERP locations and higher average ticket as well as (ii) inorganic growth.

•	Adjusted EBITDA for the Software division grew to R$54.8 million in 3Q22, with a margin of 15.0%, a strong growth compared with R$20.0 million and a margin of 6.6% in 3Q21. Compared with 2Q22, Adjusted EBITDA Margin for Software was broadly in line, due to non-recurring higher cloud costs which we expect to normalize in 4Q22. We continue to expect Adjusted EBITDA Margin improvements over time.

•	Adjusted EBT for Software was R$33.7 million in 3Q22, compared with -R$11.6 million for the prior year period. Compared with 2Q22, Adjusted EBT decreased 15.7% from R$40.0 million to R$33.7 million in 3Q22, with Adjusted EBT Margin decreasing from 11.4% to 9.2%. This reduction is a result of lower levels of amortization in 2Q22, which normalized this quarter. Going forward, we expect Adjusted EBT margin improvement over time.

•	Our Core[11] Software business revenue increased 23.3% year over year. This increase was driven by increases in average ticket and number of locations, in addition to the consolidation of recent investments.

•	Our Digital[12] business revenue increased 10.0% year over year mainly due to the consolidation of Plugg.to, a solution focused on helping merchants to sell online through the integration with different marketplaces.

RECENT DEVELOPMENTS

Transition in Leadership Roles and Management changes

As per our press release on November 3rd, 2022 and following the evolution of the Company’s management and Board, the Company announced that:

•	Thiago Piau, our current CEO, will become a Board member of the Company, where he will focus his attention on developing key strategic and financial initiatives to help drive the future expansion of StoneCo;

11 Comprises (i) our POS/ERP solutions across different retail and service verticals, which includes Linx and the portfolio of POS/ERP solutions in which we invested over time; (ii) our TEF and QR Code gateways; (iii) our reconciliation solution, and (iv) CRM.

12 Comprises (i) our omnichannel platform (OMS); (ii) our e-commerce platform (Linx Commerce), (iii) engagement tools (Linx Impulse and mlabs); (iv) our ads solution and (v) marketplace hub.

•	Pedro Zinner, a current Board member of StoneCo, will step-down from the Board and succeed Mr. Piau as CEO. Mr. Zinner, who has over 25 years of experience in strategy, risk management and finance, was most recently the CEO of Eneva, one of the leading power-generation companies in Brazil, from 2017 to November 2022. He will join Stone’s executive team no later than March 31st, 2023 and will begin working closely with Mr. Piau and the management team in a transition period before taking on the CEO role.

In addition, the Company also announces that:

•	André Monteiro was appointed as our Chief Risk Officer, a newly created position. Before joining Stone, Mr. Monteiro was XP Inc.’s CRO for financial risks between May/2021 and Aug/2022. From Sep/2013 to Mar/2021, he has served as CRO at B3, the Brazilian Exchange and OTC. He was partner with Gávea Investments from 2004 to 2013, being CRO and quantitative portfolio manager. Previously, he was Chief-Economist for the buy-side at Icatu Bank (1998-2002), artificial intelligence analyst at IBM Brazil’s Business Intelligence Unit (1997) and macroeconomic analyst at Galanto Consulting (1996). From 2018 to 2020, he served as independent member of the Brazilian Development Bank (BNDES) Board of Directors Risk Committee. Mr. Monteiro has the following academic degrees: post-doc in Finance from The Bendheim Center for Finance at Princeton University (2003), Ph.D. in Decision Support Methods (2002) and M.Sc. in Finance and Investment Analysis (1997) from Catholic University of Rio de Janeiro and BA in Chemical Engineering from University of São Paulo (1995).

OUTLOOK FOR 4Q22

The outlook below constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond StoneCo´s control. While the World Cup and the macroeconomic environment may have some negative impact in our results, we continue to expect strong core growth and improving profitability in our business. Please see “Forward-looking Statements” below. In view of these factors, we expect the following:

•	Total Revenue and Income is expected to be above R$2,600.0 million in 4Q22, or a year over year growth of above 38.8%;

•	Adjusted EBT is expected to be above R$250.0 million in 4Q22, compared with R$210.7 million in 3Q22;

•	MSMB TPV is expected to be between R$78.0 billion and R$79.0 billion in 4Q22, compared with R$74.7 billion in 3Q22. This guidance reflects an estimated negative impact in this fourth quarter of between R$2.0 billion to R$3.0 billion in MSMB TPV from the World Cup.

Income Statement

Table 5: Statement of Profit or Loss (IFRS, as Reported)

Statement of Profit or Loss (R$mn)	3Q22	% Rev.	3Q21	% Rev.	Δ %	9M22	% Rev.	9M21	% Rev.	Δ %
Net revenue from transaction activities and other services	677.8	27.0%	436.7	29.7%	55.2%	1,839.6	26.7%	1,114.2	37.8%	65.1%
Net revenue from subscription services and equipment rental	426.4	17.0%	371.0	25.2%	14.9%	1,296.3	18.8%	663.8	22.5%	95.3%
Financial income	1,251.6	49.9%	607.7	41.4%	106.0%	3,306.4	48.0%	1,016.5	34.4%	225.3%
Other financial income	152.7	6.1%	54.3	3.7%	181.4%	440.5	6.4%	156.2	5.3%	182.0%
Total revenue and income	2,508.4	100.0%	1,469.6	100.0%	70.7%	6,882.8	100.0%	2,950.7	100.0%	133.3%
Cost of services	(671.3)	(26.8%)	(525.6)	(35.8%)	27.7%	(1,971.8)	(28.6%)	(1,067.7)	(36.2%)	84.7%
Administrative expenses	(283.9)	(11.3%)	(359.8)	(24.5%)	(21.1%)	(794.2)	(11.5%)	(599.2)	(20.3%)	32.5%
Selling expenses	(385.4)	(15.4%)	(308.2)	(21.0%)	25.0%	(1,105.1)	(16.1%)	(694.1)	(23.5%)	59.2%
Financial expenses, net	(940.3)	(37.5%)	(330.7)	(22.5%)	184.3%	(2,603.2)	(37.8%)	(580.8)	(19.7%)	348.2%
Mark-to-market on equity securities designated at FVPL	111.5	4.4%	(1,341.2)	(91.3%)	n.m	(738.6)	(10.7%)	(500.0)	(16.9%)	47.7%
Other income (expenses), net	(91.3)	(3.6%)	(29.1)	(2.0%)	213.7%	(193.5)	(2.8%)	(134.8)	(4.6%)	43.5%
Loss on investment in associates	(1.2)	(0.0%)	(2.8)	(0.2%)	(55.5%)	(3.2)	(0.0%)	(9.2)	(0.3%)	(64.8%)
Profit before income taxes	246.5	9.8%	(1,427.8)	(97.2%)	n.m	(526.7)	(7.7%)	(635.2)	(21.5%)	(17.1%)
Income tax and social contribution	(49.4)	(2.0%)	167.6	11.4%	n.m	(78.5)	(1.1%)	59.3	2.0%	n.m
Net income for the period	197.1	7.9%	(1,260.2)	(85.7%)	n.m	(605.2)	(8.8%)	(575.9)	(19.5%)	5.1%

Table 6: Statement of Profit or Loss (Adjusted13)

Following the partial sale of our stake in Banco Inter, from 2Q22 onwards we no longer adjust the financial expenses related to our bond, which may affect the comparability of our Adjusted results between our numbers from 2Q22 onwards and our numbers from prior periods. For that reason, we have included below our historical numbers according to adjustment criteria adopted as from 2Q22. See table 16 for historical metrics with and without the bond adjustment.

Adjusted Statement of Profit or Loss (R$mn)	3Q22	% Rev.	3Q21	% Rev.	Δ %	9M22	% Rev.	9M21	% Rev.	Δ %
Net revenue from transaction activities and other services	677.8	27.0%	436.7	29.7%	55.2%	1,839.6	26.7%	1,114.2	37.8%	65.1%
Net revenue from subscription services and equipment rental	426.4	17.0%	371.0	25.2%	14.9%	1,296.3	18.8%	663.8	22.5%	95.3%
Financial income	1,251.6	49.9%	607.7	41.4%	106.0%	3,306.4	48.0%	1,016.5	34.4%	225.3%
Other financial income	152.7	6.1%	54.3	3.7%	181.4%	440.5	6.4%	156.2	5.3%	182.0%
Total revenue and income	2,508.4	100.0%	1,469.6	100.0%	70.7%	6,882.8	100.0%	2,950.7	100.0%	133.3%
Cost of services	(671.3)	(26.8%)	(525.6)	(35.8%)	27.7%	(1,971.8)	(28.6%)	(1,067.7)	(36.2%)	84.7%
Administrative expenses	(251.8)	(10.0%)	(193.8)	(13.2%)	29.9%	(698.2)	(10.1%)	(414.3)	(14.0%)	68.5%
Selling expenses	(385.4)	(15.4%)	(308.2)	(21.0%)	25.0%	(1,105.1)	(16.1%)	(694.1)	(23.5%)	59.2%
Financial expenses, net	(932.2)	(37.2%)	(328.3)	(22.3%)	184.0%	(2,579.9)	(37.5%)	(570.0)	(19.3%)	352.6%
Other income (expenses), net	(55.8)	(2.2%)	(29.6)	(2.0%)	88.7%	(124.7)	(1.8%)	(69.1)	(2.3%)	80.3%
Loss on investment in associates	(1.2)	(0.0%)	(2.8)	(0.2%)	(55.5%)	(3.2)	(0.0%)	(9.2)	(0.3%)	(64.8%)
Adj. Profit before income taxes	210.7	8.4%	81.3	5.5%	159.0%	399.9	5.8%	126.2	4.3%	216.8%
Income tax and social contribution	(48.2)	(1.9%)	4.0	0.3%	n.m	(109.2)	(1.6%)	(9.0)	(0.3%)	1119.4%
Adjusted Net Income	162.5	6.5%	85.3	5.8%	90.5%	290.8	4.2%	117.3	4.0%	147.9%

13 Our adjusted P&L includes the same adjustments made for our Adjusted Net Income but broken down into each P&L line. The purpose of showing it is to make it easier to understand the underlying evolution of our Costs & Expenses, disregarding some non-recurring events associated with each line item.

Total Revenue and Income

Total Revenue and Income in 3Q22 was R$2,508.4 million, an increase of 70.7% from R$1,469.6 million year over year.

Total Revenue and Income is composed of (i) R$2,121.5 million from our Financial Services segment, (ii) R$366.2 million from our Software segment and (iii) R$20.8 million non-allocated.

Financial Services segment revenue grew 84.1% year over year. This revenue growth is mainly a result of our performance in MSMBs, with strong year over year TPV and client base growth, in addition to a higher take rate of 2.21% in 3Q22 compared with 2.09% in 2Q22 and 1.66% in 3Q21. The higher take rate year over year is a result of the successful adjustment in our pricing policy amid a changing interest rate environment in Brazil, in addition to the growth of our banking solution. In Key Accounts, revenue grew double digits as a result of higher take rates and volumes from platform services, and despite significantly lower volumes from sub-acquirers.

Software revenue growth was 21.6% year over year, due to our Core business performance, which grew 23.3% over the same period. The growth in our Core software business was driven by both (i) organic growth from a higher number of POS/ERP locations and higher average ticket as well as (ii) inorganic growth.

Net Revenue from Transaction Activities and Other Services

Net Revenue from Transaction Activities and Other Services was R$677.8 million in 3Q22, an increase of 55.2% compared with 3Q21. This increase was mostly due to (i) 24.5% year over year consolidated TPV growth; (ii) higher revenue from Ton and (iii) new revenue streams, including banking, PIX and our registry business TAG.

Net Revenue from Subscription Services and Equipment Rental

Net Revenue from Subscription Services and Equipment Rental was R$426.4 million in 3Q22, 14.9% higher than 3Q21 primarily due to (i) higher POS/ERP revenue, driven by both an increase in number of locations and average ticket, (ii) consolidation of new software companies and (iii) additional revenue from companies in our non-allocated segment. These factors were partially compensated by a negative impact from a downward revision of client lifetime assumptions related to our payments POS rental revenue14, which is accounted over the expected life of merchants on a linear basis. The downward revision is a result of impacts in our client base during 2022 as a result of adjustments in our commercial policy amid the changing interest rate environment.

14 According to IFRS 15, subscription revenue is accounted over the expected life of merchants on a linear basis. As part of the annual assessment of assumptions for linearization of subscription revenue, life of merchants was revised downwards, having a negative impact on subscription revenue in the quarter.

Financial Income

Financial Income in 3Q22 was R$1,251.6 million, an increase of 106.0% year over year, mostly due to (i) higher prepaid volumes, (ii) higher prices due to continued adjustments in our commercial policy amid changes in CDI; and (iii) floating revenue from our banking solution.

Other Financial Income

Other Financial Income was R$152.7 million in 3Q22 compared with R$54.3 million in 3Q21 mainly due to higher yield on cash & equivalents which was a result of the higher base rate in the country year over year, and partially compensated by a lower average cash balance. Compared with 2Q22, Other Financial Income decreased by R$1.8 million, mainly due to lower average cash balance as we took the decision to use cash to pay down debt. Although this decision has led to a decrease in Other Financial Income, it has also contributed to a decrease in the levels of our Financial Expenses, Net.

Costs and Expenses

Cost of Services

Cost of Services were R$671.3 million in 3Q22, 27.7% higher year over year. This increase was mainly due to (i) higher investments in technology and logistics, (ii) higher expenses with our customer support team and (iii) higher D&A costs, as we continue to expand our client base. As a percentage of revenues, Cost of Services reduced from 35.8% in 3Q21 to 26.8% in 3Q22.

Compared with 2Q22, Cost of Services increased 7.2%, mostly explained by (i) higher costs with cloud and datacenter, (ii) higher investments in technology, (iii) higher logistics costs, (iv) higher D&A costs, as we continue to expand our client base and (v) higher D&A in our software segment due to lower than usual amortization in 2Q22. As a percentage of revenues, Cost of Services reduced sequentially from 27.2% to 26.8%.

Cost of Services reduced as a percentage of revenues both year over year and quarter over quarter, despite strong growth in our client base, which has a direct impact in Cost of Services, as this line includes upfront costs related to acquisition of new clients.

Administrative Expenses

Administrative Expenses were R$283.9 million, 21.1% lower year over year. This decrease was mainly explained by (i) lower amortization of fair value adjustments related to acquisitions and (ii) lower third party services, as in 3Q21 we incurred one-off fees paid to advisors relative to the Linx and Banco Inter transactions. These effects were partially compensated by higher personnel expenses and the consolidation of new software companies. As a percentage of Total Revenue and Income, Administrative Expenses decreased significantly from 24.5% in 3Q21 to 11.3% in 3Q22, as a result of the abovementioned effects, in addition to efficiency gains in our operation.

Administrative Expenses in 3Q22 were 4.4% higher than in 2Q22, mainly explained by higher personnel expenses. As a percentage of revenues, Administrative Expenses decreased from 11.8% in 2Q22 to 11.3% in 3Q22, as we gain efficiency in G&A with the growth of our business.

Administrative Expenses in 3Q22 include -R$32.1 million that are adjusted in our Adjusted Income Statement, related to amortization of fair value adjustments on acquisitions, mostly related to the Linx and other software companies’ acquisitions (see table 15 in Appendix for the Adjustments by P&L line). Adjusting for those effects, Administrative Expenses were R$193.8 million in 3Q21, R$231.6 million in 2Q22 and R$251.8 million in 3Q22. We realized operating leverage in Administrative Expenses both on a sequential basis and year over year, with Administrative Expenses as a percentage of Total Revenue and Income reducing from 13.2% in 3Q21 and 10.1% in 2Q22 to 10.0% in 3Q22. This efficiency gain was mainly driven by dilution of back-office expenses with the growth of our business.

Selling Expenses

Selling Expenses were R$385.4 million in the quarter, an increase of 25.0% year over year. Such increase was mainly explained by (i) higher expenses with our salespeople, mostly related to our hub operations; (ii) higher expenses with partners commissions and (iii) higher marketing expenses. As a percentage of revenues, Selling Expenses decreased from 21.0% in 3Q21 to 15.4% in 3Q22.

Compared with 2Q22, Selling Expenses increased 14.7%, mostly due to the same factors explained above for the year over year variation. As a percentage of revenues, Selling Expenses increased sequentially from 14.6% in 2Q22 to 15.4% in 3Q22 as we continue to invest in the expansion of our distribution channels and marketing.

Financial Expenses, Net

Financial Expenses, Net were R$940.3 million, 184.3% higher compared with 3Q21. This variation is mainly because of (i) increased cost of funds, mainly due to the higher interest rate in the country over the period, which increased from an average of 4.86% in 3Q21 to 13.47% in 3Q22; and (ii) higher prepayment volumes.

Compared with the previous quarter, Financial Expenses, net were 1.5% lower, mainly explained by (i) a lower and more normalized duration of receivables sold to fund the prepayment business; and (ii) the use of our own cash to pay down debt, reducing our debt level from R$6.8 billion in 2Q22 to R$6.0 billion in 3Q22. Those two factors more than offset the higher prepayment volumes and higher interest rates quarter over quarter.

Financial Expenses include -R$8.0 million that are adjusted in our Adjusted Income Statement related to one-off effects from (i) earn out interests on business combinations and (ii) financial expenses from fair value adjustments on acquisitions (see table 15 in Appendix for the Adjustments by P&L line). Until 1Q22, we used to also adjust our bond expenses in our adjusted figures, which we stopped doing from 2Q22 onwards.

For comparability purposes, based on adjustments criteria adopted from 2Q22 onwards, in which we do not adjust our results for bond expenses, Financial Expenses, net were R$328.3 million in 3Q21, R$945.6 million in 2Q22 and R$932.2 million in 3Q22 or 22.3%, 41.0% and 37.2% as a percentage of Total Revenue and Income, respectively. Such year over year and quarter over quarter variations are explained by the same reasons mentioned above for the accounting numbers.

Mark-to-market on equity securities designated at FVPL

In 3Q22, we recognized R$111.5 million in mark-to-market gains in our investment in Banco Inter.

Mark-to-market on equity securities designated at FVPL is fully adjusted in our Adjusted Income Statement (see table 15 in Appendix for the Adjustments by P&L line).

Other Income (Expenses), Net

Other Expenses, Net were R$91.3 million in 3Q22, R$62.2 million higher year over year, mainly due to share-based compensation expenses. The majority of the year over year increase in share-based compensation expenses is related to higher social contribution taxes, due to a positive variation in our share price in 3Q22, compared with a negative variation in 3Q21. There was also a smaller effect from additional grants.

Compared with 2Q22, Other Expenses, net were R$21.0 million higher, also mostly explained by share-based compensation expenses. The majority of the sequential increase in share-based compensation expenses quarter over quarter relates to higher social contribution taxes due to the positive variation in our share price in 3Q22.

Other Expenses, net include -R$35.5 million that are adjusted in our Adjusted Income Statement, including call options related to acquisitions and share-based compensation expenses related to the one-time IPO grant and non-recurring long-term incentive plans (see table 15 in Appendix for the Adjustments by P&L line). Adjusting for those effects, Other expenses, net, were R$29.6 million in 3Q21, R$56.8 million in 2Q22 and R$55.8 million in 3Q22 or 2.0%, 2.5% and 2.2% as a percentage of Total Revenue and Income, respectively. The year over year increase is mainly explained by (i) higher non-adjusted share-based compensation expenses, (ii) higher loss on sale of non-current assets and (iii) higher civil contingencies. On a quarter over quarter basis, Other expenses were broadly flat.

Income Tax and Social Contribution

During 3Q22, the Company recognized income tax and social contribution expenses of R$49.4 million over a profit before taxes of R$246.5 million, implying an effective tax rate of 20.1%. The difference to the statutory rate is mainly explained by positive mark-to market on the investment in Banco Inter that is not subject to income taxes and positive results from our operations subject to different tax rates.

Income Tax and Social Contribution include -R$1.3 million that are adjusted in our Adjusted Income Statement, relating to taxes from the adjusted items (see table 15 in Appendix for the Adjustments by P&L line). Adjusting for those effects, our effective tax rate in 3Q22 was 22.9%, lower than the statutory rate mostly as a result of our operations subject to different tax rates.

EBITDA

Adjusted EBITDA was R$1,153.7 million in the quarter, compared with R$473.3 million in 3Q21. This higher figure is mainly explained by higher Total Revenue and Income due to the growth of our operations. Adjusted EBITDA Margin was 46.0% in the quarter, compared with 32.2% in 3Q21 and 45.9% in 2Q22. The sequential improvement in EBITDA margin in 3Q22 compared with 2Q22 was mainly due to efficiency gains in our costs and expenses, despite an increase in salesforce and marketing expenses.

Table 7: Adjusted EBITDA Reconciliation

EBITDA Bridge (R$mn)	3Q22	% Rev.	3Q21	% Rev.	Δ %	9M22	% Rev.	9M21	% Rev.	Δ %
Profit before income taxes	246.5	9.8%	(1,427.8)	(97.2%)	n.m	(526.7)	(7.7%)	(635.2)	(21.5%)	(17.1%)
(+) Financial expenses, net	940.3	37.5%	330.7	22.5%	184.3%	2,603.2	37.8%	580.8	19.7%	348.2%
(-) Other financial income	(152.7)	(6.1%)	(54.3)	(3.7%)	181.4%	(440.5)	(6.4%)	(156.2)	(5.3%)	182.0%
(+) Depreciation and amortization	203.8	8.1%	214.0	14.6%	(4.7%)	585.6	8.5%	395.8	13.4%	47.9%
EBITDA	1,237.9	49.4%	(937.3)	(63.8%)	n.m	2,221.5	32.3%	185.2	6.3%	1099.4%
(+) Non-recurring share-based compensation expenses (a)	44.4	1.8%	(1.7)	(0.1%)	n.m	88.9	1.3%	65.4	2.2%	36.0%
(+) Gain on previously held interest in associate	0.0	0.0%	(3.8)	(0.3%)	(100.0%)	0.0	0.0%	(15.8)	(0.5%)	(100.0%)
(+) Mark-to-market related to the investment in Banco Inter	(111.5)	(4.4%)	1,341.2	91.3%	n.m	738.6	10.7%	500.0	16.9%	47.7%
(+) Other Expenses (b)	(17.2)	(0.7%)	75.0	5.1%	n.m	(20.8)	(0.3%)	97.7	3.3%	n.m
Adjusted EBITDA	1,153.7	46.0%	473.3	32.2%	143.7%	3,028.3	44.0%	832.5	28.2%	263.8%

(a)	Consists of expenses related to grants in connection to one-time pre-IPO pool of share-based compensation as well as non-recurring long term incentive plans. For additional details, please refer to our press release “StoneCo Announces New Incentive Plan Pool” as of June 2, 2022.

(b)	Consists of the fair value adjustment related to associates call option, M&A and Bond issuance expenses, earn-out interests related to acquisitions, gains/losses in the sale of companies, dividends from Linx and organizational restructuring expenses.

EBITDA was R$1,237.9 million in the quarter, higher than -R$937.3 in the prior year period, mostly as a result of (i) the increase in revenue excluding Other Financial Income and (ii) a positive pre-tax effect from mark-to-market from our investment in Banco Inter of R$111.5 million in 3Q22 compared with a negative effect of R$1,341.2 million in 3Q21. These effects were partially offset by higher costs and expenses, excluding D&A.

Net Income (Loss) and EPS

Adjusted Net Income was R$162.5 million in 3Q22, compared with R$85.3 million15 in 3Q21 on a comparable basis (not adjusting for bond expenses). This variation in Adjusted Net Income is mainly explained by our revenue growth of 70.7% year over year combined with more efficiency in cost of services (up +27.7% year over year), administrative expenses (up +29.9%16 year over year) and selling expenses (up +25.0% year over year). These were partially offset by a year over year increase of 184.0% in financial expenses, which was mainly due to higher interest rates in Brazil.

Adjusted Net Income was 112.4% higher than 2Q22 Adjusted Net Income of R$76.5 million, with Adjusted Net Margin improving from 3.3% to 6.5% sequentially, mainly as a result of (i) higher monetization of our MSMB clients, with the successful implementation of our pricing policy amid a changing interest rate environment, (ii) operating leverage in cost of services and (iii) lower financial expenses mainly as a result of a lower and more normalized duration of receivables sold to fund the prepayment business and the use of our own cash to pay down debt, which reduces financial expenses.

Net Income in 3Q22 was R$197.1 million, compared with a Net Loss of R$1,260.2 million in 3Q21, mostly as a result of mark-to-market effects from the investment in Banco Inter, which contributed R$111.5 million positively to 3Q22 and R$1,341.2 million negatively to 3Q21, as well as the same factors explained above for the variation in Adjusted Net Income.

On a comparable basis (not adjusting for bond expenses), Adjusted diluted EPS for the Company was R$0.52 per share in 3Q22, compared with R$0.30 per share in 3Q21, mostly explained by the higher Adjusted Net Income. On a sequential basis, Adjusted diluted EPS increased from R$0.25 per share in 2Q22 to R$0.52 per share in 3Q22. IFRS basic EPS was R$0.65 per share, compared with a negative R$4.05 in the prior-year period. This difference was mainly due to the higher Net Income, with R$111.5 million positive impact from mark-to-market from Banco Inter in 3Q22 compared with a negative impact of R$1,341.2 million in 3Q21.

15 Following the partial sale of our stake in Banco Inter, from 2Q22 onwards we no longer adjust the financial expenses related to our bond, which may affect the comparability of our Adjusted results between our numbers from 2Q22 onwards and our numbers from prior periods. See table 16 for historical metrics with and without the bond adjustment.

16 Evolution of Administrative according to our Adjusted P&L (please refer to Table 6). IFRS Administrative expenses have decreased 21.1% year over year in 3Q22.

Table 8: Adjusted Net Income Reconciliation

Following the partial sale of our stake in Banco Inter, from 2Q22 onwards we no longer adjust the financial expenses related to our bond, which may affect the comparability of our adjusted results between our numbers from 2Q22 onwards and our numbers from prior periods. For that reason, we have included below our historical numbers according to adjustment criteria adopted as from 2Q22. See table 16 for historical metrics with and without the bond adjustment.

Net Income Bridge (R$mn)	3Q22	% Rev.	3Q21	% Rev.	Δ %	9M22	% Rev.	9M21	% Rev.	Δ %
Net income for the period	197.1	7.9%	(1,260.2)	(85.7%)	n.m	(605.2)	(8.8%)	(575.9)	(19.5%)	5.1%
Non-recurring share-based compensation expenses (a)	44.4	1.8%	(1.7)	(0.1%)	n.m	88.9	1.3%	65.4	2.2%	36.0%
Amortization of fair value adjustment (b)	32.2	1.3%	98.5	6.7%	(67.3%)	103.6	1.5%	114.2	3.9%	(9.2%)
Gain on previously held interest in associate	0.0	0.0%	(3.8)	(0.3%)	(100.0%)	0.0	0.0%	(15.8)	(0.5%)	(100.0%)
Mark-to-market from the investment in Banco Inter (c)	(111.5)	(4.4%)	1,341.2	91.3%	n.m	738.6	10.7%	500.0	16.9%	47.7%
Other expenses (d)	(0.9)	(0.0%)	75.0	5.1%	n.m	(4.5)	(0.1%)	97.7	3.3%	n.m
Tax effect on adjustments	1.3	0.1%	(163.6)	(11.1%)	n.m	(30.7)	(0.4%)	(68.2)	(2.3%)	(55.0%)
Adjusted net income (as reported)	162.5	6.5%	85.3	5.8%	90.5%	290.8	4.2%	117.3	4.0%	147.9%

IFRS basic EPS (e)	0.65	n.a.	(4.05)	n.a.	n.m	(1.92)	n.a.	(1.83)	n.a.	5.1%
Adjusted diluted EPS (as reported) (f)	0.52	n.a.	0.30	n.a.	70.5%	0.96	n.a.	0.42	n.a.	128.8%
Basic Number of shares	312.4	n.a.	308.9	n.a.	1.1%	311.6	n.a.	308.9	n.a.	0.9%
Diluted Number of shares	323.9	n.a.	308.9	n.a.	4.9%	311.6	n.a.	308.9	n.a.	0.9%

(a) Consists of expenses related to grants in connection to one-time pre-IPO pool of share-based compensation as well as non-recurring long term incentive plans. For additional details, please refer to our press release “StoneCo Announces New Incentive Plan Pool” as of June 2, 2022.

(b) Related to acquisitions. Consists of expenses resulting from the changes of the fair value adjustments as a result of the application of the acquisition method.

(c) From 2Q22 onwards we no longer adjust the financial expenses related to our bond, which may affect the comparability of our Adjusted results between our numbers from 2Q22 onwards and our numbers from prior periods. For comparability purposes, we have included in this line only the mark-to-market from the investment in Banco Inter in both our current and historical numbers, thus not adjusting the bond expenses.

(d) Consists of the fair value adjustment related to associates call option, M&A and Bond issuance expenses, earn-out interests related to acquisitions, gains/losses in the sale of companies, dividends from Linx and organizational restructuring expenses.

(e) Calculated as Net income attributable to owners of the parent (Net Income reduced by Net Income attributable to Non-Controlling interest) divided by basic number of shares. For more details on calculation, please refer to Note 16 of our Unaudited Interim Condensed Consolidated Financial Statements, September 30th, 2022.

(f) Calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Adjusted Net Income attributable to Non-Controlling interest) divided by diluted number of shares.

Adjusted Net Cash

Our Adjusted Net Cash, a non-IFRS metric, consists of the items detailed in Table 9 below:

Table 9: Adjusted Net Cash

Adjusted Net Cash (R$mn)	3Q22	2Q22	4Q21
Cash and cash equivalents	2,343.2	3,786.8	4,495.6
Short-term investments	2,716.1	2,488.0	1,993.0
Accounts receivable from card issuers	18,887.5	17,667.7	19,286.6
Financial assets from banking solution	3,074.1	2,856.9	2,346.5
Derivative financial instrument (b)	5.0	1.5	210.3
Adjusted Cash	27,025.8	26,801.0	28,332.0

Obligations with banking customers (c)	(3,144.1)	(2,705.0)	(2,201.9)
Accounts payable to clients	(14,779.5)	(14,608.2)	(15,726.5)
Loans and financing (a)	(4,456.1)	(4,935.0)	(5,861.8)
Obligations to FIDC quota holders	(1,291.8)	(1,605.7)	(2,227.2)
Derivative financial instrument (b)	(250.1)	(192.8)	(23.2)
Adjusted Debt	(23,921.6)	(24,046.6)	(26,040.5)

Adjusted Net Cash	3,104.2	2,754.4	2,291.5

(a)	Loans and financing were reduced by the effects of leases liabilities recognized under IFRS 16.

(b)	Refers to economic hedge.

(c)	Includes deposits from banking customers and values transferred by our banking clients to third parties but not yet settled, which from 3Q22 onwards are recognized in Other Liabilities in our Balance Sheet.

Starting this quarter, we have adjusted our Adjusted Net Cash metric to include our Financial Assets from Banking Solution in our Adjusted Cash and our Obligations with Banking Customers in our Adjusted Debt. This change was done retrospectively for comparability purposes.

Accounts Receivable from Card Issuers are accounted for at their fair value in our balance sheet.

As of September 30, 2022, the Company’s Adjusted Net Cash was R$3,104.2 million, R$349.8 million higher compared with 2Q22, mostly explained by:

i.	R$391.9 million of cash net income, which is our net income plus non-cash income and expenses as reported in our statement of cash flows;

ii.	-R$140.3 million of interest and income tax paid;

iii.	R$67.8 million of net collections from our credit business;

iv.	R$201.1 million from changes in taxes payable and recoverable taxes;

v.	-R$109.3 million of capex;

vi.	-R$20.8 million of M&A; and

vii.	-R$40.6 million from other effects.

In the nine months ended 2022, the Company increased its Adjusted Net Cash position by R$812.7 million.

Cash Flow

Our cash flow in the quarter was explained by:

•	Net cash used in operating activities was R$169.1 million in 3Q22, explained by R$391.9 million of Net Income after non-cash adjustments and -R$561.0 million from working capital variation. Working capital is composed of (i) R$67.8 million of cash net inflows from our credit business; (ii) R$666.7 million from the following working capital changes: taxes payable (R$259.5 million), labor and social security liabilities (R$91.2 million), trade accounts receivable, banking solutions and other assets excluding cash inflow from credit product (R$92.7 million) and trade accounts payable and other liabilities (R$223.3 million); (iii) -R$1,136.4 million of changes related to accounts receivable from card issuers, accounts payable to clients and interest income received, net of costs; (iv) -R$140.3 million from payment of interest and taxes and (iv) -R$18.8 million of other working capital changes.

•	Net cash used in investing activities was R$276.7 million in 3Q22, explained by (i) R$109.3 million capex, of which R$47.0 million related to property and equipment and R$62.2 million related to development of intangible assets; (ii) R$20.8 million of M&A and (iii) R$152.1 million of acquisition of short-term investments. These were partially offset by R$5.4 million from disposal of non-current assets and equity securities.

•	Net cash used in financing activities was R$991.9 million, explained by (i) R$990.4 million payment of debt mostly related to the full amortization of the Company’s debenture, partial amortization of FIDC AR III and amortization of CCBs (“Cédula de Crédito Bancário”); and (ii) R$1.5 million cash outflow from capital events related to non-controlling interests.

Other Information

Conference Call

Stone will discuss its 3Q22 financial results during a teleconference today, November 17, 2022, at 5:00 PM ET / 7:00 PM BRT. The conference call can be accessed at +1 (412) 317 6346 or +1 (844) 204 8586 (US), or +55 (11) 3181 8565 (Brazil), or +44 (20) 3795 9972 (UK).

The call will also be broadcast simultaneously on Stone’s Investor Relations website at https://investors.stone.co/. Following the completion of the call, a recorded replay of the webcast will be available on Stone’s Investor Relations website at https://investors.stone.co/.

About Stone Co.

Stone Co. is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Investor Contact

Investor Relations
investors@stone.co

Consolidated Statement of Profit or Loss

Table 10: Consolidated Statement of Profit or Loss

Statement of Profit or Loss (R$mn)	3Q22	3Q21	9M22	9M21
Net revenue from transaction activities and other services	677.8	436.7	1,839.6	1,114.2
Net revenue from subscription services and equipment rental	426.4	371.0	1,296.3	663.8
Financial income	1,251.6	607.7	3,306.4	1,016.5
Other financial income	152.7	54.3	440.5	156.2
Total revenue and income	2,508.4	1,469.6	6,882.8	2,950.7
Cost of services	(671.3)	(525.6)	(1,971.8)	(1,067.7)
Administrative expenses	(283.9)	(359.8)	(794.2)	(599.2)
Selling expenses	(385.4)	(308.2)	(1,105.1)	(694.1)
Financial expenses, net	(940.3)	(330.7)	(2,603.2)	(580.8)
Mark-to-market on equity securities designated at FVPL	111.5	(1,341.2)	(738.6)	(500.0)
Other income (expenses), net	(91.3)	(29.1)	(193.5)	(134.8)
Loss on investment in associates	(1.2)	(2.8)	(3.2)	(9.2)
Profit before income taxes	246.5	(1,427.8)	(526.7)	(635.2)
Income tax and social contribution	(49.4)	167.6	(78.5)	59.3
Net income for the period	197.1	(1,260.2)	(605.2)	(575.9)

Consolidated Balance Sheet Statement

Table 11: Consolidated Balance Sheet Statement

Balance Sheet (R$mn)	30-Sep-22	31-Dec-21
Assets
Current assets	27,999.7	29,944.5
Cash and cash equivalents	2,343.2	4,495.6
Short-term investments	2,716.1	1,993.0
Financial assets from banking solution	3,074.1	2,346.5
Accounts receivable from card issuers	18,842.2	19,286.6
Trade accounts receivable	469.1	886.1
Recoverable taxes	144.3	214.8
Prepaid expenses	109.0	169.6
Derivative financial instruments	51.4	219.3
Other assets	250.4	332.9

Non-current assets	11,729.6	12,152.6
Trade accounts receivable	38.7	59.6
Accounts receivable from card issuers	45.3	0.0
Receivables from related parties	6.0	4.7
Deferred tax assets	742.6	580.5
Prepaid expenses	127.8	214.1
Other assets	124.3	141.7
Long-term investments	329.8	1,238.5
Investment in associates	73.4	66.5
Property and equipment	1,642.8	1,569.5
Intangible assets	8,598.9	8,277.5

Total Assets	39,729.3	42,097.0

Liabilities and equity
Current liabilities	22,070.2	22,789.8
Deposits from banking customers	2,944.7	2,201.9
Accounts payable to clients	14,760.3	15,723.3
Trade accounts payable	459.6	372.5
Loans and financing	1,833.9	2,578.8
Obligations to FIDC quota holders	666.8	1,294.8
Labor and social security liabilities	466.1	273.3
Taxes payable	303.1	176.5
Derivative financial instruments	250.1	23.2
Other liabilities	385.5	145.5

Non-current liabilities	4,896.8	5,679.9
Accounts payable to clients	19.2	3.2
Loans and financing	2,828.0	3,556.5
Obligations to FIDC quota holders	625.0	932.4
Deferred tax liabilities	578.9	629.9
Provision for contingencies	198.9	181.8
Labor and social security liabilities	27.2	32.7
Other liabilities	619.7	343.4

Total liabilities	26,967.0	28,469.8

Equity attributable to owners of the parent	12,682.8	13,536.4
Issued capital	0.1	0.1
Capital reserve	13,659.2	14,541.1
Treasury shares	(69.1)	(1,065.2)
Other comprehensive income	(405.3)	(35.8)
Retained earnings	(502.1)	96.2

Non-controlling interests	79.5	90.8

Total equity	12,762.3	13,627.2

Total liabilities and equity	39,729.3	42,097.0

Consolidated Statement of Cash Flows

Table 12: Consolidated Statement of Cash Flows

Cash Flow (R$mn)	3Q22	3Q21	9M22	9M21
Net income (loss) for the period	197.1	(1,260.2)	(605.2)	(575.9)

Adjustments on Net Income:
Depreciation and amortization	203.8	214.0	585.6	395.8
Deferred income tax and social contribution	(44.4)	(210.2)	(167.7)	(186.5)
Loss on investment in associates	1.2	2.8	3.2	9.2
Interest, monetary and exchange variations, net	(138.5)	(151.7)	(359.9)	(643.2)
Provision for contingencies	6.8	1.4	8.4	4.8
Share-based payments expense	52.4	40.7	129.3	91.9
Allowance for expected credit losses	23.8	20.5	75.2	39.4
Loss on disposal of property, equipment and intangible assets	1.4	44.7	25.4	84.2
Effect of applying hyperinflation	1.0	1.3	2.5	1.3
Loss on sale of subsidiary	0.0	0.0	0.0	12.7
Fair value adjustment in financial instruments at FVPL	(16.3)	1,566.5	1,120.8	1,642.7
Fair value adjustment in derivatives	103.5	90.2	168.4	85.4
Remeasurement of previously held interest in subsidiary acquired	0.0	(3.8)	0.0	(15.8)

Working capital adjustments:
Accounts receivable from card issuers	(632.2)	(1,867.9)	2,007.6	(2,423.4)
Receivables from related parties	9.0	0.2	15.3	(0.4)
Recoverable taxes	(58.4)	(27.2)	(95.6)	(71.2)
Prepaid expenses	32.8	(42.6)	146.8	(274.4)
Trade accounts receivable, banking solutions and other assets	160.5	94.8	625.5	(37.8)
Accounts payable to clients	(1,042.6)	2,915.6	(4,181.0)	3,878.4
Taxes payable	259.5	27.3	443.4	123.3
Labor and social security liabilities	91.2	43.6	184.2	28.8
Provision for contingencies	(2.2)	(2.6)	(5.1)	(7.9)
Trade Accounts Payable and Other Liabilities	223.3	(42.3)	239.5	0.2
Interest paid	(72.8)	(91.8)	(324.9)	(180.9)
Interest income received, net of costs	538.3	436.8	1,452.9	1,121.7
Income tax paid	(67.5)	(21.4)	(154.1)	(90.6)

Net cash provided by (used in) operating activity	(169.1)	1,778.9	1,340.6	3,011.9

Investing activities
Purchases of property and equipment	(47.0)	(86.3)	(352.6)	(611.0)
Purchases and development of intangible assets	(62.2)	(63.7)	(215.3)	(140.0)
Acquisition of subsidiary, net of cash acquired	(7.5)	(4,727.9)	(69.8)	(4,737.4)
Proceeds from (acquisition of) short-term investments, net	(152.1)	1,920.8	(557.0)	5,078.3
Acquisition of equity securities	0.0	0.0	(15.0)	(2,480.0)
Disposal of short and long-term investments - equity securities	2.9	0.0	183.5	209.3
Proceeds from the disposal of non-current assets	2.5	(1.4)	23.1	(1.3)
Acquisition of interest in associates	(13.3)	(2.9)	(34.9)	(41.5)

Net cash used in investing activities	(276.7)	(2,961.4)	(1,038.1)	(2,723.6)

Financing activities
Proceeds from borrowings	500.0	700.0	3,250.0	5,985.4
Payment of borrowings	(1,143.1)	(1,581.1)	(4,741.7)	(3,089.4)
Payment to FIDC quota holders	(312.5)	(733.3)	(937.5)	(2,353.3)
Proceeds from FIDC quota holders	0.0	0.0	0.0	584.2
Payment of leases	(34.7)	(17.6)	(80.2)	(62.8)
Repurchase of own shares	0.0	0.0	53.4	(988.8)
Acquisition of non-controlling interests	(0.3)	(0.3)	(1.0)	(0.9)
Transaction with non-controlling interests	0.0	0.0	0.0	230.5
Dividends paid to non-controlling interests	(1.2)	(0.7)	(2.1)	(1.7)
Cash proceeds from non-controlling interest	0.0	0.0	0.0	0.9

Net cash provided by (used in) financing activities	(991.9)	(1,633.1)	(2,459.1)	304.1

Effect of foreign exchange on cash and cash equivalents	(6.0)	(15.1)	4.0	2.4

Change in cash and cash equivalents	(1,443.7)	(2,830.8)	(2,152.5)	594.9

Cash and cash equivalents at beginning of period	3,786.8	5,872.7	4,495.6	2,447.0
Cash and cash equivalents at end of period	2,343.2	3,041.9	2,343.2	3,041.9

Stone and Linx Proforma Historical P&L

Table 13: Stone and Linx Pro-forma Historical P&L (Accounting)

Accounting P&L - Stone and Linx Proforma (R$mn)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22
Net revenue from transaction activities and other services	346.4	390.3	436.7	512.7	554.9	606.9	677.8
Net revenue from subscription services and equipment rental	343.1	365.0	371.0	408.1	432.2	437.8	426.4
Financial income	372.0	43.5	607.7	861.2	949.8	1,105.0	1,251.6
Other financial income	44.5	66.9	54.3	91.1	133.4	154.4	152.7
Total revenue and income	1,106.0	865.7	1,469.6	1,873.0	2,070.3	2,304.1	2,508.4
Cost of services	(359.2)	(454.9)	(525.6)	(646.1)	(674.4)	(626.2)	(671.3)
Administrative expenses	(178.7)	(237.8)	(359.8)	(214.1)	(238.2)	(272.0)	(283.9)
Selling expenses	(205.9)	(269.8)	(308.2)	(318.4)	(383.7)	(335.9)	(385.4)
Financial expenses, net	(107.4)	(173.8)	(330.7)	(688.2)	(708.2)	(954.7)	(940.3)
Mark-to-market on equity securities designated at FVPL	0.0	841.2	(1,341.2)	(764.2)	(323.0)	(527.1)	111.5
Other income (expenses), net	(44.4)	(100.9)	(29.1)	(51.1)	(31.8)	(70.3)	(91.3)
Loss on investment in associates	(3.6)	(2.8)	(2.8)	(1.2)	(0.7)	(1.3)	(1.2)
Profit before income taxes	206.7	466.8	(1,427.8)	(810.4)	(289.8)	(483.4)	246.5
Income tax and social contribution	(55.3)	(48.0)	167.6	8.9	(23.2)	(5.9)	(49.4)
Net income for the period	151.4	418.8	(1,260.2)	(801.5)	(313.0)	(489.3)	197.1

Table 14: Stone and Linx Pro-forma Historical P&L (Adjusted17)

Following the partial sale of our stake in Banco Inter, from 2Q22 onwards we no longer adjust the financial expenses related to our bond, which may affect the comparability of our adjusted results between our numbers from 2Q22 onwards and our numbers from prior periods. For that reason, we have included below our historical numbers according to adjustment criteria adopted as from 2Q22. See table 16 for historical metrics with and without the bond adjustment.

Adjusted P&L - Stone and Linx Proforma (R$mn)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22
Net revenue from transaction activities and other services	346.4	390.3	436.7	512.7	554.9	606.9	677.8
Net revenue from subscription services and equipment rental	343.1	365.0	371.0	408.1	432.2	437.8	426.4
Financial income	372.0	43.5	607.7	861.2	949.8	1,105.0	1,251.6
Other financial income	44.5	66.9	54.3	91.1	133.4	154.4	152.7
Total revenue and income	1,106.0	865.7	1,469.6	1,873.0	2,070.3	2,304.1	2,508.4
Cost of services	(366.6)	(436.3)	(525.6)	(646.1)	(674.4)	(626.2)	(671.3)
Administrative expenses	(159.3)	(175.2)	(193.8)	(230.5)	(214.8)	(231.6)	(251.8)
Selling expenses	(205.9)	(269.8)	(308.2)	(318.4)	(383.7)	(335.9)	(385.4)
Financial expenses, net	(103.2)	(169.6)	(328.3)	(676.8)	(702.1)	(945.6)	(932.2)
Mark-to-market on equity securities designated at FVPL	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other income (expenses), net	(17.6)	(23.2)	(29.6)	(49.0)	(12.1)	(56.8)	(55.8)
Loss on investment in associates	(3.6)	(2.8)	(2.8)	(1.2)	(0.7)	(1.3)	(1.2)
Adj. Profit before income taxes	249.8	(211.2)	81.3	(49.1)	82.5	106.7	210.7
Income tax and social contribution	(67.1)	52.5	4.0	16.5	(30.8)	(30.2)	(48.2)
Adj. Net income for the period	182.7	(158.8)	85.3	(32.5)	51.7	76.5	162.5

17 Our adjusted P&L includes the same adjustments made for our Adjusted Net Income but broken down into each P&L line. The purpose of showing it is to make it easier to understand the underlying evolution of our Costs & Expenses, disregarding some non-recurring events associated with each line item.

Adjustments to Net Income by P&L Line

Table 15: Adjustments to Net Income by P&L Line (as reported)

Adjustments to Net Income by P&L line (R$mn)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22
Cost of services	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Administrative expenses	9.3	9.7	166.0	(16.4)	23.5	40.4	32.1
Selling expenses	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial expenses, net	4.2	9.2	49.8	77.6	86.7	9.1	8.0
Bond expenses	0.0	5.0	47.3	66.2	80.6	0.0	0.0
Other Financial Expenses adjustments	4.2	4.2	2.4	11.4	6.1	9.1	8.0
Mark-to-market on equity securities designated at FVPL	0.0	(841.2)	1,341.2	764.2	323.0	527.1	(111.5)
Other operating income (expense), net	24.2	42.0	(0.5)	2.1	19.7	13.5	35.5
Gain (loss) on investment in associates	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Profit before income taxes	37.6	(780.3)	1,556.4	827.5	452.9	590.1	(35.8)
Income tax and social contribution	(8.5)	103.8	(163.6)	7.6	(7.6)	(24.3)	1.3
Net income for the period	29.1	(676.5)	1,392.9	835.1	445.3	565.8	(34.5)

Table 16: Adjusted EBT and Adjusted Net Income with and without the bond adjustment

Following the partial sale of our stake in Banco Inter, from 2Q22 onwards we no longer adjust the financial expenses related to our bond, which may affect the comparability of our adjusted results between our numbers from 2Q22 onwards and our numbers from prior periods. For that reason, we have included below our historical numbers according to adjustment criteria adopted as from 2Q22. See table 16 for historical metrics with and without the bond adjustment.

Profitability with and without bond adjustments (R$mn)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	9M21	9M22
Consolidated
Adjusted EBT
Reported	247.6	(197.7)	128.7	17.2	163.1	106.7	210.7	178.6	480.5
Not Adjusting for the bond	247.6	(202.7)	81.3	(49.1)	82.5	106.7	210.7	126.2	399.9
Adjusting for the bond	247.6	(197.7)	128.7	17.2	163.1	202.1	315.7	178.6	680.8
Adjusted Net Income
Reported	187.4	(150.5)	132.7	33.7	132.2	76.5	162.5	169.6	371.3
Not Adjusting for the bond	187.4	(155.5)	85.3	(32.5)	51.7	76.5	162.5	117.3	290.8
Adjusting for the bond	187.4	(150.5)	132.7	33.7	132.2	171.9	267.6	169.6	571.7
Adjusted Diluted EPS
Reported	0.60	(0.47)	0.46	0.13	0.43	0.25	0.52	0.59	1.21
Not Adjusting for the bond	0.60	(0.48)	0.30	(0.08)	0.17	0.25	0.52	0.42	0.96
Adjusting for the bond	0.60	(0.47)	0.46	0.13	0.43	0.56	0.84	0.59	1.86

Financial Services Segment
Adjusted EBT
Reported	250.2	(197.5)	151.7	35.2	146.4	84.0	177.6	204.3	408.1
Not Adjusting for the bond	250.2	(202.6)	104.3	(31.0)	65.9	84.0	177.6	152.0	327.5
Adjusting for the bond	250.2	(197.5)	151.7	35.2	146.4	179.4	282.6	204.3	608.4
Adjusted Net Income
Reported	191.4	(148.2)	160.4	53.2	125.9	66.9	148.1	203.5	340.9
Not Adjusting for the bond	191.4	(153.2)	113.1	(13.0)	45.4	66.9	148.1	151.2	260.4
Adjusting for the bond	191.4	(148.2)	160.4	53.2	125.9	162.2	253.1	203.5	541.3

Bond Expenses	0.0	5.0	47.3	66.2	80.6	95.3	105.0	52.3	280.9

Historical Segment Reporting

Following the partial sale of our stake in Banco Inter, from 2Q22 onwards we will no longer adjust the financial expenses related to our bond, which may affect the comparability of our adjusted results between our numbers from 2Q22 onwards and our numbers from prior periods. For that reason, we have included below our historical numbers according to adjustment criteria adopted as from 2Q22. See table 16 for historical metrics with and without the bond adjustment.

Table 17: Adjusted Historical Financial Services P&L

Segment Reporting - Financial Services (R$mn Adjusted)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22
Total revenue and income	828.4	564.2	1,152.5	1,545.9	1,721.3	1,932.6	2,121.5
Cost of services	(224.9)	(279.6)	(358.7)	(465.1)	(499.0)	(468.6)	(495.9)
Administrative expenses	(89.8)	(91.4)	(112.9)	(145.6)	(131.1)	(145.5)	(160.2)
Selling expenses	(159.7)	(215.3)	(248.6)	(263.5)	(323.0)	(267.3)	(318.8)
Financial expenses, net	(88.8)	(158.9)	(304.4)	(657.8)	(693.0)	(931.0)	(917.2)
Other operating income (expense), net	(14.6)	(21.3)	(23.4)	(45.0)	(9.3)	(36.2)	(51.8)
Gain (loss) on investment in associates	(0.5)	(0.4)	(0.1)	0.0	0.0	0.0	0.0
Profit before income taxes	250.2	(202.6)	104.3	(31.0)	65.9	84.0	177.6
Income tax and social contribution	(58.9)	49.3	8.7	18.0	(20.5)	(17.1)	(29.5)
Net income for the period	191.4	(153.2)	113.1	(13.0)	45.4	66.9	148.1

Table 18: Adjusted Historical Software P&L

Segment Reporting - Software (R$mn Adjusted)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22
Total revenue and income	30.9	42.8	301.1	311.4	326.6	350.7	366.2
Cost of services	(12.3)	(19.5)	(162.4)	(176.7)	(172.5)	(154.5)	(171.9)
Administrative expenses	(14.9)	(17.5)	(72.4)	(76.1)	(74.5)	(75.0)	(81.3)
Selling expenses	(1.2)	(6.0)	(55.5)	(51.8)	(56.6)	(63.5)	(61.2)
Financial expenses, net	(0.2)	(0.3)	(17.6)	(18.9)	(8.6)	(14.6)	(14.9)
Other operating income (expense), net	(1.8)	(0.2)	(4.9)	(3.1)	(1.8)	(2.9)	(3.0)
Gain (loss) on investment in associates	0.0	(0.1)	(0.0)	0.0	(0.4)	(0.3)	(0.2)
Profit before income taxes	0.6	(0.7)	(11.6)	(15.2)	12.3	40.0	33.7
Income tax and social contribution	(1.3)	(2.2)	(3.1)	(0.4)	(10.1)	(13.1)	(18.3)
Net income for the period	(0.7)	(3.0)	(14.8)	(15.6)	2.2	26.9	15.4

Table 19: Adjusted Historical Non-Allocated P&L

Segment Reporting - Non-Allocated (R$mn Adjusted)	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22
Total revenue and income	8.3	6.5	16.0	15.7	22.4	20.8	20.8
Cost of services	(2.5)	(3.3)	(4.6)	(4.3)	(2.9)	(3.0)	(3.5)
Administrative expenses	(3.7)	(3.3)	(8.5)	(8.9)	(9.2)	(11.2)	(10.3)
Selling expenses	(1.9)	(1.9)	(4.1)	(3.1)	(4.2)	(5.1)	(5.4)
Financial expenses, net	0.7	5.7	(6.4)	(0.1)	(0.5)	(0.1)	(0.1)
Other operating income (expense), net	(1.0)	(0.7)	(1.3)	(0.9)	(1.0)	(17.7)	(1.0)
Gain (loss) on investment in associates	(3.2)	(2.4)	(2.6)	(1.2)	(0.2)	(1.0)	(1.1)
Profit before income taxes	(3.2)	0.6	(11.4)	(2.8)	4.3	(17.3)	(0.6)
Income tax and social contribution	(0.0)	0.1	(1.6)	(1.1)	(0.2)	0.0	(0.4)
Net income for the period	(3.2)	0.7	(13.0)	(3.9)	4.2	(17.3)	(1.0)

Glossary of Terms

•	“Banking”: refers to our digital bank solution and includes insurance products.

•	“Financial Services” segment: This segment is comprised of our financial services solutions serving both MSMBs and Key Accounts. Includes mainly our payments solutions, digital banking and credit.

•	“Key Accounts”: refers to operations in which Pagar.me acts as a fintech infrastructure provider for different types of clients, especially larger ones, such as mature e-commerce and digital platforms, commonly delivering financial services via APIs. We breakdown Key Accounts into sub-acquirer clients and platform service clients.

•	“MSMB Active Payments Client Base”: refers to SMBs (online and offline) and micro-merchants, from our Stone, Pagar.me and Ton products. Considers clients that have transacted at least once over the preceding 90 days, except for Ton active clients which consider clients that have transacted once in the preceding 12 months. Does not consider TapTon clients starting 3Q22.

•	“MSMBs”: the combination of SMBs and micro-merchant clients, from our Stone, Pagar.me and Ton products.

•	“Omni OMS”: our OMS solution offers multi-channel purchasing processes that integrate stores, franchisees, and distribution centers, thereby providing a single channel for retailers.

•	“Non-allocated”: Comprises other smaller businesses which are not allocated in our Financial Services or Software segments.

•	“Platform Services”: Included in Key Accounts, encompasses a wide range of business models, including marketplaces, e-commerce platforms, software companies and omnichannel retailers.

•	“Revenue”: refers to Total Revenue and Income.

•	“Software” segment: This segment is comprised of: (i) Core, comprised of POS/ERP solutions, TEF and QR Code gateways, reconciliation and CRM and (ii) Digital, which includes OMS, e-commerce platform, engagement tool, ads solution and marketplace hub.

•	“Take Rate (MSMB)”: Managerial metric that considers the sum of revenues from financial services solutions offered to MSMBs, excluding Ton’s membership fee and other non-allocated revenues, divided by MSMB TPV.

•	“Take Rate (Key Accounts)”: Managerial metric that considers revenues from financial services solutions offered to Key Account clients, excluding non-allocated revenues, divided by Key Accounts TPV.

•	“Total Account Balance”: accounts balance from our SMBs (online and offline) and micro-merchants in their stone accounts.

•	“Total Active Payment Clients”: refers to SMBs (online and offline), micro-merchants and Key Accounts. Considers clients that have transacted at least once over the preceding 90 days, except for Ton product active clients which consider clients that have transacted once in the preceding 12 months. Does not consider TapTon clients starting 3Q22.

•	“TPV”: Total Payment Volume. Up to the fourth quarter of 2020, refers to processed TPV. From the first quarter of 2021 onwards, reported TPV figures consider all volumes settled by StoneCo.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast”, “plan”, “predict”, “project”, “potential”, “aspiration”, “objectives”, “should”, “purpose”, “belief”, and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

About Non-IFRS Financial Measures

To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Stone also presents non-IFRS measures of financial performance, including: Adjusted Net Income, Adjusted EPS (diluted), Adjusted Net Margin, Adjusted Net Cash / (Debt), Adjusted Profit (Loss) Before Income Taxes, Adjusted Pre-Tax Margin, EBITDA and Adjusted EBITDA.

A “non-IFRS financial measure” refers to a numerical measure of Stone’s historical or future financial performance or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Stone’s financial statements. Stone provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered in conjunction with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Stone’s performance to that of other companies.

Stone has presented Adjusted Net Income to eliminate the effect of items from Net Income that it does not consider indicative of its continuing business performance within the period presented. Stone defines Adjusted Net Income as Net Income (Loss) for the Period, adjusted for (1) non-cash expenses related to the grant of share-based compensation in connection to one-time pre-IPO pool as well as non-recurring long term incentive plans and the fair value (mark-to-market) adjustment for share-based compensation classified as a liability, (2) amortization of intangibles related to acquisitions, (3) one-time impairment charges, (4) unusual income and expenses and (5) tax expense relating to the foregoing adjustments. Adjusted Net Margin is calculated by dividing Adjusted Net Income by Total Revenue and Income. Adjusted EPS (diluted) is calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Net Income attributable to Non-Controlling interest) divided by diluted number of shares.

Stone has presented Adjusted Profit Before Income Taxes and Adjusted EBITDA to eliminate the effect of items that it does not consider indicative of its continuing business performance within the period presented. Stone adjusts these metrics for the same items as Adjusted Net Income, as applicable.

Stone has presented Adjusted Net Cash metric in order to adjust its Net Cash / (Debt) by the balances of Accounts Receivable from Card Issuers and Accounts Payable to Clients, since these lines vary according to the Company’s funding source together with the lines of (i) Cash and Cash Equivalents, (ii) Short-term Investments, (iii) Debt balances and (iv) Derivative Financial Instruments related to economic hedges of short term investments in assets, due to the nature of Stone’s business and its prepayment operations. In addition, it also adjusts by the balances of Financial Assets from Banking Solutions and Deposits from Banking Customers.